Exhibit 12.1
Kendle International Inc.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings (in thousands):
Pre-tax income from continuing operations	30,442	13,373	17,815	6,053	884	(61,095)
Fixed Charges	23,871	10,469	3,009	3,123	2,965	3,405

Total earnings (deficiency)	54,313	23,842	20,824	9,176	3,849	(57,690)

Fixed Charges (in thousands):
Interest expense	13,618	6,781	460	776	1,039	1,219
Amortization of expenses related to indebtedness	5,404	355	41	37	45	74
Interest component of rent expense	4,849	3,333	2,508	2,310	1,881	2,112

Total Fixed Charges	23,871	10,469	3,009	3,123	2,965	3,405

Ratio of earnings to fixed charges	2.28	2.28	6.92	2.94	1.30	—

For the year ended December 31, 2002 earnings were insufficient to cover fixed charges by $61.1 million.
Interest component of rent expense is assumed to be 33% of total rental expense.